BLISS BEVERAGES, LLC

Unaudited Financial Statements for Years Ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bliss Beverages, LLC

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related income statement, statement of cash flows, and the statement of members' equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
March 15th, 2021
Miami, FL

Vincenzo Mongio

BLISS BEVERAGES, LLC

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	158,878	179,373
Accounts Receivable, net of Allowance	4,990	216
Prepaid Expenses	26,154	-
Inventory	8,155	65,840
Total Current Assets	198,177	245,429
Non-current Assets		
Furniture & Equipment, net of Accumulated Depreciation	1,922	-
Total Non-Current Assets	1,922	-
TOTAL ASSETS	200,099	245,429
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,714	8,169
Accrued Expenses	1,056	23,668
Loan	18,750	-
Total Current Liabilities	28,520	31,837
TOTAL LIABILITIES	28,520	31,837
EQUITY		
Member Contributions	680,408	394,112
Member Draws	(61,257)	-
Accumulated Deficit	(447,571)	(180,520)
Total Equity	171,580	213,592
TOTAL LIABILITIES AND EQUITY	200,099	245,429

BLISS BEVERAGES, LLC

Statement of Operations

| | Year Ended December 31, | |
	2020	2019
Revenue	74,470	66,914
Cost of Revenue	62,528	60,291
Gross Profit	11,942	6,623
Operating Expenses		
Advertising and Marketing	94,212	27,231
General and Administrative	182,725	151,792
Research and Development	3,110	8,120
Depreciation	318	-
Total Operating Expenses	280,365	187,143
Operating Income	(268,423)	(180,520)
Other income (Grant)	2,000	-
Net Income	(266,423)	(180,520)

Statement of Cash Flows

| | Year Ended December 31, | |
	2020	2019
OPERATING ACTIVITIES		
Net Income	(266,423)	(180,520)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	318	-
Accounts Payable		6,748
Accrued Liabilities	(22,067)	23,668
Inventory	57,684	(40,759)
Accounts Receivable	(4,774)	(216)
Prepaids	(26,154)	10,885
Other	(214)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,793	326
Net Cash provided by Operating Activities	(261,630)	(180,194)
INVESTING ACTIVITIES		
Equipment Purchases	(2,025)	-
Net Cash provided by Investing Activities	(2,025)	-
FINANCING ACTIVITIES		
Loan Proceeds	18,750	
Member Contributions	224,410	290,226
Net Cash provided by Financing Activities	243,160	290,226
Cash at the beginning of period	179,373	69,341
Net Cash increase (decrease) for period	(20,495)	110,032
Cash at end of period	158,878	179,373

BLISS BEVERAGES, LLC

Statement of Changes in Member Equity

	Contributions	**Draws**	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/19	165,143	(61,257)	-	-	103,886
Member's Contributions	290,226	-	-	-	290,226
Net Loss	-	-	-	(180,520)	(180,520)
Ending Balance 12/31/2019	455,369	(61,257)	-	(180,520)	213,592
Member's Contributions	224,410	-	-	-	224,410
Net Loss	-	-	-	(266,423)	(266,423)
Ending Balance 12/31/2020	679,779	(61,257)	-	(446,943)	171,579

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bliss Beverages, LLC ("the Company") is a Limited Liability Company formed under the laws of the State of Florida. The Company derives revenue from manufacture and wholesale distribution of a Plant Based Recovery Drink under the Rejoy trademark.

The Company is in the process of conducting an equity crowdfund offering for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for delivered product for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes finished product that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;

b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's sole performance obligation is the delivery of beverages to customers and revenue is recognized at that time.

<u>Cost of Sales</u>

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

<u>Advertising Costs</u>

The Company expenses direct advertising costs as incurred.

<u>Income Taxes</u>

The Company is an LLC taxed as a C Corp and is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No related party transactions were identified that require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loan Payable – The company obtained a loan under the paycheck protection program accruing interest at 1% due May 2022.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	18,750
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The company is a multimember LLC. Profits and losses are allocated to each member in accordance with their pro rata capital investment.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15th, 2021, the date these financial statements were available to be issued. As of March 15th, 2021, the company obtained $302K in investments from 3rd parties in the form of convertible notes under regulation CF campaign mentioned in Note 1. The notes accrue interest at 6% and can convert into company ownership interest at a discount of 20% with a valuation cap of $10M during a change of control or qualified financing event.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.